China Housing & Land Development, Inc.

6 Youyu Dong Lu, Han Yuan 4 Lou

Xi’an, Shaanxi Province, China 710054

September 4, 2012

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

RE:	China Housing & Land Development, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 Form 10-Q for Fiscal Quarter Ended June 30, 2012 Filed August 14, 2012 File No. 1-34065

Dear Mr. O’Brien:

The purpose of this letter is to advise you that it will not be possible for China Housing & Land Development, Inc. (the “Company”) to respond within ten (10) business days to the comments contained in the letter we received from you dated August 23, 2012 (the “Letter”). The inability to respond during the prescribed time period is due to a combination of factors including relevant Company employees being currently unavailable and the extensive nature of the comments in the Letter. As discussed with the Staff of the Securities and Exchange Commission, it is our current intent to provide our response to you no later than September 21, 2012. However, we will make every effort to provide our response to you sooner.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely, Xiaohong Feng Chief Executive Officer